October 1, 2014

VIA EDGAR

Mr. Robert F. Telewicz Jr., Senior Staff Accountant
Ms. Jennifer Monick, Senior Staff Accountant
Division of Corporation Finance
United States Securities and Exchange Commission
100 F Street, NE
Washington, D.C. 20549

Re:    Jones Lang LaSalle Incorporated
Form 10-K for the year ended December 31, 2013
Filed on February 27, 2014
File No. 001-13145

Dear Mr. Telewicz and Ms. Monick:

This letter sets forth our response to the Comment Letter, dated September 17, 2014 (the “Comment Letter”), of the Staff of the Securities and Exchange Commission (the “Staff”) relating to the above-referenced document. The responses set forth below follow a copy of each of the Staff’s comments as numbered in the Comment Letter.

Form 10-K for the year ended December 31, 2013

Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 59

Liquidity and Capital Resources, page 78

Capital Expenditures, page 79

1.
Please tell us if you capitalized personnel costs to property and equipment. To the extent material, please separately quantify and disclose personnel costs capitalized to property and equipment for all periods presented and discuss fluctuations in capitalized personnel costs for all periods presented within your MD&A.

Response:

Jones Lang LaSalle Incorporated (“JLL”) does capitalize certain personnel costs to property and equipment. The most significant of such costs that we capitalize are personnel costs incurred in the application development stage for internal-use software in accordance with authoritative guidance that originated within AICPA Statement of Position 98-1, “Accounting for the Costs of Computer Software Developed or Obtained for Internal Use,” and which is now detailed within paragraphs ASC 350-40-25-2 and ASC 350-40-30-1. However, the impact of capitalizing such personnel costs is not material to our Results of Operations. To the extent that capitalized personnel costs become material to our Results of Operations in the future, we will quantify, disclose and discuss fluctuations in capitalized personnel costs within our MD&A.

Financial Statements

Notes to Consolidated Financial Statements, page 89

2.
Please tell us the nature of the notes and other receivables and long-term receivables. Further tell us if you determined notes and other receivables, warehouse receivables and long-term receivables are financing receivables, and tell us how you made that determination. To the extent you believe these are financing receivables, please tell us how you have complied with paragraphs 6, 11B, 15 and 29 of ASC 310-10-50.

Response:

Financing receivables are defined broadly in paragraph 2 of Accounting Standards Update (ASU) 2010-20, “Disclosures about the Credit Quality of Financing Receivables and the Allowance for Credit Losses,” an update of ASC 310, as contractual rights to receive money on demand or on fixed or determinable dates, recognized as assets in the statement of financial position. The “Summary” at the beginning of ASU 2010-20 says, in part:

“The main objective in developing this Update is to provide financial statement users with greater transparency about an entity’s allowance for credit losses and the credit quality of its financing receivables…. This Update is intended to provide additional information to assist financial statement users in assessing an entity’s credit risk exposures and evaluating the adequacy of its allowance for credit losses.”

Disclosure requirements in paragraphs 6, 11B, 15 and 29 of ASC 310-10-50 also focus on credit quality and potential credit losses, requesting information such as (i) the policy for placing financing receivables on nonaccrual status, (ii) a description of the policies and methodology used to estimate an allowance for credit losses, (iii) the policy for charging off uncollectible financing receivables, (iv) details regarding loans that meet the definition of an impaired loan, (v) how and to what extent management monitors the credit quality of its financing receivables, and (vi) quantitative and qualitative information by class about the credit quality of financing receivables.

JLL has not prepared footnote disclosures of the information outlined in paragraphs 6, 11B, 15 and 29 of ASC 310-10-50 for our notes and other receivables and long-term receivables because issues related to credit quality for these receivables have not been material.  The most significant items included in these receivables categories are:

(a)
Employee loans and draws. Employee loans are ordinarily granted as hiring incentives for revenue-generating employees who work on commission. As revenue is earned, repayment of those loans occurs in the form of less cash being paid to the employee than would otherwise have been paid under the employee’s commission expense formula. Draws also accumulate in advance of commissions earned, and are repaid in the form of less cash being paid to the employee than would otherwise have been paid under the employee’s commission expense formula. The employee is contractually obligated to repay an open loan or draw balance upon termination of employment, but if it becomes doubtful that JLL will be able to collect repayment of the loan or draw upon such an event, the uncollectible balance is charged to compensation expense.

(b)
Advances to pay clients’ vendors managed by JLL. On certain client accounts where JLL manages the client’s facilities and vendor relationships, a vendor’s payment terms might require payment by JLL in advance of funding to JLL from the client. Such in-substance short-term funding arrangements ordinarily (i) are for terms of less than 30 days, and (ii) do not result in instances of default by our clients.

We also have not prepared disclosures of the information outlined in paragraphs 6, 11B, 15 and 29 of ASC 310-10-50 for our warehouse receivables because we have not experienced any credit quality issues related to these receivables. Warehouse receivables arise from a loan origination service that JLL provides for clients. We originate loans when we have a commitment from Freddie Mac to purchase the loans. JLL borrows from its warehouse line to facilitate this activity, which creates a warehouse liability on our balance sheet, and the commitment from Freddie Mac to purchase the loan is recorded as a corresponding warehouse receivable. Funding of a loan through the warehouse line is outstanding for less than 30 days, on average, before Freddie Mac purchases the loan, and we have experienced zero history of default by Freddie Mac related to their commitments to purchase loans originated from our program.

To the extent that we enter into arrangements in the future that give rise to financing receivables with credit quality issues that might be considered material, we will prepare footnote disclosures of the information outlined in paragraphs 6, 11B, 15 and 29 of ASC 310-10-50 for those receivables.

(13) Commitments and Contingencies, page 117

3.
In future filings, please disclose a roll forward of your insurance reserves for each year presented. The roll forward should include the amount of incurred claims, any changes in the provision for prior year events, and the amount of payments made. Please provide an example of your proposed disclosure.

Response:

In future filings, JLL will add a roll forward of professional indemnity insurance reserves activity to our Commitments and Contingencies footnote. Following is an example of our proposed disclosure for 2012, 2013 and 2014 through June 30, 2014:

$ in millions	Reserves Activity
Insurance reserves, January 1, 2012	$1.0
Claims incurred in 2012	0.8
Adjustments to prior year claims	--
Claims paid in 2012	(0.2)
Insurance reserves, December 31, 2012	1.6
Claims incurred in 2013	5.7
Adjustments to prior year claims	(0.2)
Claims paid in 2013	(0.9)
Insurance reserves, December 31, 2013	6.2
Claims incurred in 2014	3.1
Adjustments to prior year claims	(0.2)
Claims paid in 2014	(0.6)
Insurance reserves, June 30, 2014	8.5

Form 10-Q for the quarterly period ended June 30, 2014

Financial Statements

Notes to Consolidated Financial Statements, page 7

(12) Restructuring and Acquisition Charges, page 20

4.
Please provide us with more information regarding your determination to initially record the $34.5 million indemnification asset and the related unrecognized tax benefit as well as your subsequent decision to write off these items. Your response should address, but not necessarily be limited to, the timeline of your accounting for these items, how you determined it was appropriate to record the asset and liability, and what occurred that made the company determine it was appropriate to write off the asset and liability. Within your response, please reference any authoritative accounting literature management relied upon.

Response:

JLL identified an uncertain tax position in a business acquisition we completed in 2008, and in accordance with FASB Interpretation No. 48, “Accounting for Uncertainty in Income Taxes, an interpretation of FASB Statement No. 109,” we recorded a liability for the unrecognized tax benefit in our purchase accounting for the acquisition. The selling shareholders provided an indemnification for potential pre-acquisition tax exposures in the acquisition agreement; as a result, in the allocation of acquisition purchase price in accordance with FASB Statement No. 141, “Business Combinations,” we recorded a corresponding asset to reflect the indemnification of potential tax losses related to this uncertain tax position. We ultimately recognized the tax benefit in our provision for income taxes in March 2014 upon reaching the statute of limitations related to the uncertain tax position in accordance with ASC 740-10-25-8. With the recognition of the tax benefit, the sellers’ indemnification asset from the acquisition related to the uncertain position was no longer relevant or necessary; as a result, we wrote off the asset in March 2014 within total operating expenses, impacting operating income, as an expense related to acquisition activities.

Please note that on pages 62 and 113 of our Form 10-K for the year ended December 31, 2013, we disclosed that it was reasonably possible that certain unrecognized tax benefits would be resolved within 2014, including $34.5 million for which related indemnification assets were recorded, and that changes to the amounts of our unrecognized tax benefits might occur as the result of the passing of statutes of limitations, among other reasons.

* * * * * * * * * * * * * * * * * * * * * * * * * * * * * * * * * * * * * * * * * * * * * * * *

In connection with responding to your comments, we acknowledge that:

•	the company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions or comments concerning these responses to your inquiries, please do not hesitate to contact me at (312) 228-2316, or Mark Engel, our Controller, at (312) 228-2343.

Sincerely Yours,

/s/ Christie B. Kelly
_____________________

Christie B. Kelly
Chief Financial Officer, Jones Lang LaSalle Incorporated